News Release

RESIN SYSTEMS RECEIVES INITIAL ORDER FOR RSTANDARDTM MODULAR COMPOSITE UTILITY POLES FROM A LARGE WASHINGTON STATE MUNICIPAL UTILITY

Edmonton, Alberta, March 15, 2005: Resin Systems Inc. ("RSI") (RS - TSX Venture / RSSYF - OTCBB), a technology company, and its operating division, RS Technologies ("RS"), are pleased to announce that RS has received an initial order for its RStandard™ modular composite poles from a large municipal utility company in the State of Washington.

The RStandardTM utility pole consists of modular sections, making it easier to transport, inventory, handle and install than its traditional wood, steel or concrete counterparts. In addition, the RStandardTM composite poles require less space for transportation and storage because the modular sections can be nested together.  Made using RSI's patented Version® resin, the RStandardTM pole is stronger, lighter and with no VOCs, it is more environmentally friendly than all other utility poles in the market today.  Also, the RStandardTM poles incorporate proprietary UV resistant homogeneous Version® resin as an integral part of the outer pole wall to provide enhanced UV protection and a maintenance free utility pole structure with a long service life.

RSI is a composite materials technology company which has commercialized a proprietary RStandard™ modular composite utility pole for sale to power utility companies.  In addition, RSI is actively engaged in the further development and commercialization of its Version® resins and related products for worldwide composite material applications.

For more information please contact:

Greg Pendura

Grant Howard

President and Chief Executive Officer

Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Ph: (780) 482-1953

(888) 221-0915

Fax: (780) 452-8755

(403) 237-8387

Email:  gregp@grouprsi.com

grant@howardgroupinc.com

www.grouprsi.com

www.howardgroupinc.com

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responsibility for the adequacy or accuracy of this release.

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